

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 31, 2006

<u>via U.S. Mail and Facsimile</u>
Mr. Erland A. Anderson
President and Chief Executive Officer
Nord Resources Corporation
1 West Wetmore Road, Suite 203
Tucson, Arizona 85705

> **Re:** **Nord Resources Corporation**
> **Form 10-KSB as Amended for the Fiscal Year Ended December 31, 2005**
> **File No. 001-08733**

Dear Mr. Anderson:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief